Peoples Financial Corporation
Post Office Box 529
Biloxi, MS 39533-0529
August 6, 2008
Christian Windsor
Special Counsel — Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Peoples Financial Corporation Form 10-K Filed March 17, 2008 and Documents Incorporated by Reference File No. 001-12103
Dear Mr. Windsor:
We are in receipt of your correspondence dated July 21, 2008. We have carefully reviewed your comments and the applicable regulations and are pleased to provide the following responses to your inquiries:
Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Related Parties, page 5 of the 2007 annual report
1.	Please confirm that the loans made to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Peoples Financial Corporation or provide the information called for in Item 404(a) of Regulation S-K. We note your disclosure on page 13 of the definitive proxy statement. Refer to Instruction 4 of the Instructions to Item 404(a) of Regulation S-K. Please also confirm that you will make such disclosure in future filings.
Response:
Loans made to related parties were, in fact, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Peoples Financial Corporation.

We confirm that we will make the disclosures required by Instruction 4 of the Instructions to Item 404(a) of Regulation S-K in future filings.
Signature Page
2.	Please confirm you will revise, in future filings, to identify the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer as required by General Instruction D.(2) of Form 10-K.
Response:
We confirm that we will revise, in future filings, to identify the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 6 of DEF 14A
General
3.	Your compensation disclosure and analysis does not provide the analysis contemplated by Item 402(b)(1) of Regulation S-K. Please confirm that in future filings you will provide the information required by Item 402(b)(1) of Regulation S-K so as to help investors better understand the company’s compensation objectives and policies.
Response:
We confirm that in future filings we will provide the information required by Item 402(b)(1) of Regulation S-K.
Salaries and Bonus, page 8 of DEF 14A
4.	This section discloses that performance targets are used to determine bonuses to be paid to the CEO and all other executive officers. Please confirm that in future filings you will disclose the performance targets used to establish compensation. Refer to Item 402(b)(v) of Regulation S-K. In addition, describe the analysis of how actual results compared to the targets and the resulting bonus awards. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. We remind you that when performance targets would result in competitive harm, you must discuss how difficult it will be for the executive or how likely it will be for the company to achieve undisclosed target levels or other factors.
Response:
We confirm that in future filings we will disclose the performance targets used to establish compensation and we will describe the analysis of how actual results compared to the targets and the resulting bonus awards.
Executive Supplemental Income Plan, page 9 of DEF 14A
5.	Please confirm that in future filings you will quantify the estimated payments and benefits that would be provided in each covered circumstance, applying the assumptions that the triggering event took place on the last business day of your last completed fiscal year. Refer to Item 402(j)(2) and Instruction 1 to the Instructions to Item 402(j) of Regulation S-K.
Response:
We confirm that in future filings we will quantify the estimated payments and benefits that would be provided in each covered circumstance, applying the assumptions that the triggering event took place on the last business day of our last completed fiscal year.
Nonqualified Deferred Compensation, page 12 of DEF 14A
6.	Please confirm that in future filings you will provide the information required by Instruction to Item 402(i)(2) of Regulation S-K or advise the staff as to why this disclosure is not required.
Response:
We confirm that in future filings we will provide the information required by Instruction to Item 402(i)(2) of Regulation S-K.
Transactions with Management, page 13 of DEF 14A
7.	Your disclosure in this section appears to conflict with the disclosure in Note C to the annual report. Please explain to the staff how the disclosure can be reconciled.

Response:
In our disclosure on page 13 of the DEF 14A, we attempted to draw a distinction between the issuer, Peoples Financial Corp. (referred to as “the Company”) and The Peoples Bank, our wholly-owned banking subsidiary (referred to as “the Bank”). In 2007, no officer, director, their related entities, or their immediate family members were indebted to the issuer. However, our subsidiary has had in the past, now has, and expects to have in the future, banking transactions in the ordinary course of its business with the issuer’s directors, officers, principal shareholders and their related entities and immediate family members. These transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risks of collectability or present other unfavorable features. In future filings, we will revise our disclosure to clarify the description of the indebtedness existing between our management of the issuer and our banking subsidiary.
8.	Please advise the staff how you determined that you did not have to disclose the amounts paid by Peoples Financial to Page, Mannino, Peresich & McDermott pursuant to Item 404(a) of Regulation S-K.
Response:
The amounts paid by Peoples Financial to Page, Mannino, Peresich & McDermott did not exceed $120,000. Nevertheless, the Company chose to disclose the relationship it has with Lyle M. Page. That relationship includes Mr. Page’s membership on the board of directors, ownership of 2.03% of the Company’s stock, membership in the law firm providing legal counsel to the Company and his family relationship with Chief Executive Officer Swetman.
The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted. I trust that you will find our responses satisfactory. Should you need additional information or further response from us, please do not hesitate to contact us.
Sincerely yours,
Chevis C. Swetman
Chairman, President and Chief Executive Officer

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